SECURITIES AND EXCHANGE COMMISSION

04017230

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31175

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RED CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Two Miranova Place, 12th Floor
(No. and Street)

RECD S.E.C.
AUG - 4 2005
613

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian T. Kelleher 614-857-1566 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)
1100 Huntington Center

41 South High Street (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian T. Kelleher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Red Capital Markets, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARY PUBLIC STATE OF OHIO

LISA K. BORCHERS
Notary Public, State of Ohio
My Commission Expires
6/17/08

Lisa K Borchers
Notary Public

Signature

Senior Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RED CAPITAL MARKETS, INC.
TABLE OF CONTENTS

Ernst & Young

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Red Capital Markets, Inc.

We have audited the accompanying consolidated statement of financial condition of Red Capital Markets, Inc. and subsidiary as of December 31, 2003 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of Red Capital Markets, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Red Capital Markets, Inc. and subsidiary at December 31, 2003 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Columbus, Ohio
February 21, 2004

RED CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents	$ 4,401,846
Deposits with Clearing Organizations	100,000
Securities Inventory	97,572,882
Securities Purchased Under Agreements to Resell	103,998,380
Accounts Receivable – Affiliates	102,438
Receivables from Broker/Dealers	811,127
Interest Receivable	698,485
Remarketing Agent Receivables	339,955
Purchased Remarketing Agent Agreements, net	1,456,822
Purchased Tax Credit Asset Management Contracts, net	781,426
Fixed Assets, net	245,613
Excess of Cost over Net Assets Acquired, net	725,067
Other Assets	244,383
Total Assets	$ 211,478,424

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Notes Payable Under Lines of Credit With Affiliates	$ 119,185,867
Securities Sold Under Agreements to Repurchase	25,701,000
Deferred Compensation Plan Payable	5,127,153
Accrued Salaries, Commissions and Incentive Compensation	4,700,262
Payables to Broker/Dealers	373,977
Deferred Fee Income	141,741
Accounts Payable and Accrued Expenses	273,529
Interest Payable – Third Parties	10,030
Interest Payable – Affiliate	100,833
Other Payables – Affiliates	3,659,174
Income Taxes Payable – Affiliate, net	1,681,104
Total Liabilities	160,954,670
SHAREHOLDER'S EQUITY	
Common Stock (no par value, 1,000 shares authorized, 1 share issued and outstanding)	1,000
Paid-In Capital	21,021,712
Retained Earnings	29,501,042
Total Shareholder's Equity	50,523,754
Total Liabilities and Shareholder's Equity	$ 211,478,424

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions on Securities Transactions	$ 5,042,211
Commissions on Annuity Contracts	3,708,122
Commissions on Insurance Premiums	2,097,238
Net Trading Gains	8,337,020
Net Underwriting Fees	10,543,015
Interest Income	9,414,059
Remarketing Agent Fees	1,479,440
Asset Management Fees	1,411,898
Other Income	134,329
	42,167,332
EXPENSES	
Salaries, Commissions, Incentive Compensation and Employee Benefits	18,866,742
Interest Expense	2,028,299
Commissions Paid to Other Broker/Dealers	194,552
Depreciation and Amortization	510,383
Professional Fees	596,364
General and Administrative	3,155,448
	25,351,788
INCOME BEFORE INCOME TAXES	16,815,544
INCOME TAX EXPENSE	5,735,738
NET INCOME	$ 11,079,806

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid-In Capital	Retained Earnings
BALANCE, DECEMBER 31, 2002	$1,000	$ 20,732,437	$ 18,421,236
Capital Contributed	-	289,275	-
Net Income	-	-	11,079,806
BALANCE, DECEMBER 31, 2003	$1,000	$ 21,021,712	$ 29,501,042

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 11,079,806
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities:	
Net Unrealized Loss on Securities Inventory	544,182
Depreciation and Amortization of Fixed Assets	97,389
Amortization of Purchased Agreements and Contracts	412,994
Realized Gains on Sales of Securities Inventory	(8,881,202)
Losses on Disposals of Fixed Assets	21,989
Purchases of Securities Inventory	(6,415,781,503)
Proceeds from Sales of Securities Inventory	6,408,306,770
Net Purchases of Securities under Agreements to Resell	10,592,283
Decrease in Accounts Payable and Accrued Expenses	(370,337)
Decrease in Accounts Receivables – Affiliates	20,086
Decrease in Deferred Fee Income	(431,225)
Decrease in Failures to Deliver	367,771
Decrease in Failures to Receive	(367,732)
Increase in Income Taxes Payable – Affiliate, net	1,434,033
Decrease in Interest Payable	(38,850)
Increase in Other Payables to Affiliates	3,427,679
Increase in Accrued Salaries, Commissions and Incentive Compensation	2,310,056
Decrease in Payable to Broker/Dealers	(311,503)
Decrease in Receivables and Other Assets	786,702
NET CASH PROVIDED BY OPERATING ACTIVITIES	13,219,388
CASH FLOWS FROM INVESTING ACTIVITIES	
Payment in Excess of Net Assets Acquired	(289,275)
Purchases of Remarketing Agent Agreements	(6,000)
Fixed Asset Purchases	(53,594)
Proceeds from Disposal of Fixed Assets	42,607
NET CASH USED IN INVESTING ACTIVITIES	(306,262)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Borrowings Under Lines of Credit with Affiliates	(30,716,025)
Net Proceeds from Securities Sold Under Agreements to Repurchase	20,782,250
Capital Contributions	289,275
NET CASH USED IN FINANCING ACTIVITIES	(9,644,500)
INCREASE IN CASH AND CASH EQUIVALENTS	3,268,626
CASH AND CASH EQUIVALENTS, JANUARY 1	1,133,220
CASH AND CASH EQUIVALENTS, DECEMBER 31	$ 4,401,846

See notes to financial statements.

(continued)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003 (CONTINUED)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 2,067,149
Income Taxes (to affiliate)	$ 1,256,410

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Increase in asset and corresponding liability attributable to deferred compensation plan.	$ 5,127,153

See notes to financial statements.

RED CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

A. ORGANIZATION

Red Capital Markets, Inc. ("Company") is a wholly owned subsidiary of The Provident Bank ("Bank"), which is a wholly owned subsidiary of Provident Financial Group, Inc. ("Provident Financial"). The Company's primary businesses are retail securities brokerage, the underwriting of taxable and tax-exempt bonds, the sale of low income housing tax credits, and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities.

The Company has one subsidiary, Provident Insurance Agency, Inc. (PIA), which sells insurance products to customers on behalf of third party insurance agencies. In 2001, Benefits Department, Inc. (BDI) was purchased and merged into PIA.

B. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying consolidated financial statements, are as follows:

Customer Accounts – Retail customer accounts are carried by a correspondent broker on a fully disclosed basis. Accordingly, the financial statements do not include those customer accounts.

In accordance with Securities Exchange Commission Rule 15(c)3-3, the Company has segregated securities with a market value of $3,032,014 at December 31, 2003 in a special reserve account for the exclusive benefit of institutional customers. The securities held in such segregated account are reflected in "Securities Inventory" in the Statement of Financial Condition.

Securities Inventory – Securities inventory is carried at its fair market value, determined by an independent valuation or by management by determining the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair market value of such securities are reflected in the Statement of Income as part of "Net Trading Gains." Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions are recorded on a trade date basis. At December 31, 2003, the cost of securities inventory was $98,053,785.

Fixed Assets – Fixed assets are primarily furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for tax reporting. At December 31, 2003, fixed asset accumulated depreciation was $432,858.

Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include money market mutual funds, available on demand, of $4,340,137 at December 31, 2003. The money market mutual funds are recorded at cost, which approximates market value.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts for which the related securities will be resold or repurchased, as applicable.

Excess of Cost over Net Assets Acquired – In 2001 the Company acquired BDI. The purchase price was based upon the achievements of certain earnings levels by BDI, payable in installments. In 2003, the final installment was paid totaling $289,275 and was recorded as excess of cost over net assets acquired.

Under the provisions of SFAS 142, *Goodwill and Other Intangible Assets*, goodwill is no longer amortized but is subject to annual impairment tests. Management performed an annual impairment test on its excess of cost over net assets acquired as of January 1, 2003 and determined that no impairment existed as of that date.

Commissions on Annuity Contracts and Insurance Premiums - Commission revenues are derived from the sale of third-party annuity and insurance products. Revenues are recorded at the time the annuity and insurance products are sold to customers.

Net Underwriting Fees – Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses, which totaled $758,516 for the year ended December 31, 2003.

Remarketing Agent Fees – Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

Asset Management Fees - Asset management fees are derived from asset management services provided to retail customer accounts. Revenues are recorded upon the receipt of cash.

Financial Instruments – The Company considers cash, receivables, securities purchased under agreements to resell, notes payable, other payables and securities sold under agreements to repurchase as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

C. SECURITIES INVENTORY

The Company's investment in securities inventory at December 31, 2003 was comprised of the following:

Fixed-rate, taxable, multifamily agency mortgage-backed securities	$ 80,685,991
Variable-rate, tax-exempt municipal bonds	7,650,000
Corporate equity securities	3,198,346
Fixed-rate, tax-exempt municipal bonds	3,271,058
Other securities	2,767,487
	$ 97,572,882

D. NOTES PAYABLE

The Company has a revolving promissory demand note from the Bank that it uses to fund its trading activity. Under terms of the note, the Company may borrow up to $8,000,000 at an interest rate of prime minus 2.75%. All borrowings under the agreement are secured by the Company's cash and trading securities. At December 31, 2003, the Company had no borrowings outstanding under this note.

The Company has two other revolving promissory demand notes from the Bank and a subsidiary of the Bank. Under the terms of these notes, which are not collateralized, the Company may borrow up to a total of $350,000,000 at an interest rate equal to the Bank's "Funds Transfer Pricing" for the assets funded by any borrowings under the notes. At December 31, 2003, [illegible] was outstanding under these notes.

Interest incurred under these notes during the year ended December 31, 2003 was $ 1,642,452. The interest rate charged under these notes at December 31, 2003 was 1.02%.

E. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule 15c3-1 ("Rule") of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $9,103,326, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital calculated in accordance with the Rule was $31,260,642 at December 31, 2003. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 4.37 to 1 at December 31, 2003.

F. INCOME TAXES

Provident Financial files a consolidated federal income tax return, which includes all of its subsidiaries, including the Bank and the Company. The Company provides for income taxes on a separate-return basis and remits to the Bank amounts determined to be currently payable. Income taxes are provided for using the liability method under which deferred income tax liabilities or assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities and are measured at the enacted income tax rates. Deferred income tax expense is determined by the change in the liability or asset for deferred income taxes.

Income tax expense for the year ended December 31, 2003 consisted of the following:

Current	$6,152,418
Deferred	(416,680)
	$5,735,738

The difference between tax expense recorded in the Statement of Income and tax expense recorded at the federal statutory rate of 35% relates primarily to municipal interest income, employee stock purchases, and meals and entertainment.

At December 31, 2003, the net deferred income tax asset consisted of the following items:

Deferred compensation plan	$1,709,645
Prepaid expenses and other assets	(19,362)
Accrued salaries and commissions	(13,629)
Fixed assets	(6,447)
Net deferred income tax asset	$1,670,207

G. SUBORDINATED LIABILITIES

There were no subordinated liabilities as of December 31, 2003, nor during the year then ended.

H. RESTRICTED CASH

To insure the Company's performance under terms of a clearing agreement with its correspondent broker, cash was deposited by the Company, which is unavailable for withdrawal. At December 31, 2003, $100,000 was held in such account.

I. RELATED PARTY TRANSACTIONS

During 2003 the Company paid approximately $296,153, to the Bank and to other subsidiaries of Provident Financial for the rental of its office space. At December 31, 2003, the Company had cash in demand accounts of approximately $60,000 at the Bank.

J. COMMITMENTS

The Company has an agreement with a clearinghouse to clear transactions. The agreement requires a minimum payment of $48,000 in commissions each year.

At December 31, 2003, the Company had mandatory commitments to deliver $182,117,769 of fixed and variable-rate mortgage-backed securities and taxable and tax-exempt housing bonds. At December 31, 2003, the Company also had a commitment to purchase $7,096,355 of the same types of securities and bonds from a third party and an oral commitment to purchase $196,305,276 from an affiliate.

K. RECEIVABLES FROM BROKER/DEALERS AND PAYABLES TO BROKER/DEALERS

Receivables from broker/dealers includes receivables from the settlement of securities transactions executed for customers of the Company. Payables to broker/dealers include payables from the settlement of securities transactions executed for customers of the Company. The receivables generally are collected and payables generally are paid within thirty days and are collateralized by securities in physical possession, on deposit, receivable from or deliverable to customers, or other broker/dealers.

L. BENEFIT PLAN

The Company participates in Provident Financials' Retirement Plan. Included under this plan are a Profit Sharing Plan and the Personal Investment Election Plan. During 2003, the Company expensed $446,515 for these plans. Additionally, the Company maintains a deferred compensation plan covering highly compensated individuals. The deferred compensation plan's assets and corresponding liability total $5,127,153, and are recorded on the Statement of Financial Condition in Securities Inventory and Deferred Compensation Plan Payable, respectively.

M. PURCHASED TAX CREDIT ASSET MANAGEMENT CONTRACTS

In 2000, the Company purchased the rights to manage certain low-income housing tax credit investor funds for $1,076,492. The purchase price for these rights is amortized over the estimated remaining lives of the related contracts ranging from 12 to 15 years at the time of the purchase. At December 31, 2003, accumulated amortization of the contracts was $295,066.

N. PURCHASED REMARKETING AGENT AGREEMENTS

The Company purchased the rights to serve as remarketing agent for certain tax exempt issues of variable rate demand notes for $2,617,042. The purchase price for these rights is amortized over the estimated remaining lives of the related agreements of 10 years at the time of purchase. At December 31, 2003, accumulated amortization of the agreements was $1,160,220.

O. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities purchased under agreements to resell represent short-term loans to unaffiliated third parties. It is the Company's policy to take possession of these securities. At December 31, 2003 the amount and market value of the securities purchased under agreements to resell with unaffiliated counterparties was as follows:

Counterparty	Amount	Market Value of Collateral
Greystone Funding Corporation	$ 65,450,464	$ 67,978,731
CWCapital, LLC	18,128,689	18,561,784
Forest City Capital Corporation	9.686.085	9.879.806
Avebury Partners, LLC	7,799,000	7,978,769
Western Rim Investors 1997-2, LP	2,934,142	3,067,362
	$103,998,380	$107,466,452

The Company's agreements with its counterparties provide for the deposit with the Company of additional collateral by the respective counterparty if the market value of the underlying assets drops below agreed-upon limits. These agreements allow for the Company to pledge the collateral against the Company's short term borrowings. At December 31, 2003, the market value of this pledged collateral was $26,322,542.

At December 31, 2003, accrued interest receivable from securities purchased under agreements to resell was $127,765. These agreements renew daily.

P. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase represent short-term borrowings from a third party with a carrying amount of $25,701,000. The market value of the securities sold under agreements to repurchase totaled $26.322.542. The underlying collateral of the same amount is included in the Statement of Financial Condition in "Securities Purchased Under Agreements to Resell".

At December 31, 2003, the accrued interest payable from securities sold under agreements to repurchase was $10,030. These agreements renew daily.

Q. U.S. TREASURY FUTURES CONTRACTS

As part of its interest rate risk management strategy, the Company buys and sells exchange traded futures contracts, which are considered derivative instruments as defined by SFAS 133. These instruments are recorded at fair value, with the changes in fair value recorded in net trading gains on the Statement of Income.

At December 31, 2003, the Company had sold short futures contracts to deliver $1,000,000 notional amount of U.S. Treasury Notes. The market value of these futures contracts at December 31, 2003, as determined by the futures exchange, was ($5,625) and is included in "Securities Inventory" in the Statement of Financial Condition. The Company had $251,190 on deposit with the counterparty for those commitments at December 31, 2003. The deposit was in the form of U.S. Treasury securities which are included in "Securities Inventory" in the Statement of Financial Condition.

R. SUBSEQUENT EVENT

On February 17, 2004, National City Corporation announced that it intended to acquire Provident Financial. National City is a financial holding company headquartered in Cleveland, Ohio. Pending regulatory approval, it is expected that the transaction will close by the end of the second quarter of 2004.

O. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities purchased under agreements to resell represent short-term loans to unaffiliated third parties. It is the Company's policy to take possession of these securities. At December 31, 2003 the amount and market value of the securities purchased under agreements to resell with unaffiliated counterparties was as follows:

Counterparty	Amount	Market Value of Collateral
Greystone Funding Corporation	$ 65,450,464	$ 67,978,731
CWCapital, LLC	18,128,689	18,561,784
Forest City Capital Corporation	9,686,085	9,879,806
Avebury Partners, LLC	7,799,000	7,978,769
Western Rim Investors 1997-2, LP	2,934,142	3,067,362
	$103,998,380	$107,466,452

The Company's agreements with its counterparties provide for the deposit with the Company of additional collateral by the respective counterparty if the market value of the underlying assets drops below agreed-upon limits. These agreements allow for the Company to pledge the collateral against the Company's short-term borrowings. At December 31, 2003, the market value of this pledged collateral was $26,322,542.

At December 31, 2003, accrued interest receivable from securities purchased under agreements to resell was $127,765. These agreements renew daily.

P. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase represent short-term borrowings from a third party with a carrying amount of $25,701,000. The market value of the securities sold under agreements to repurchase totaled $26,322,542. The underlying collateral of the same amount is included in the Statement of Financial Condition in "Securities Purchased Under Agreements to Resell".

At December 31, 2003, the accrued interest payable from securities sold under agreements to repurchase was $10,030. These agreements renew daily.

Q. U.S. TREASURY FUTURES CONTRACTS

As part of its interest rate risk management strategy, the Company buys and sells exchange-traded futures contracts, which are considered derivative instruments as defined by SFAS 133. These instruments are recorded at fair value, with the changes in fair value recorded in net trading gains on the Statement of Income.

At December 31, 2003, the Company had sold short futures contracts to deliver $1,000,000 notional amount of U.S. Treasury Notes. The market value of these futures contracts at December 31, 2003, as determined by the futures exchange, was ($5,625) and is included in "Securities Inventory" in the Statement of Financial Condition. The Company had $251,190 on deposit with the counterparty for those commitments at December 31, 2003. The deposit was in the form of U.S. Treasury securities which are included in "Securities Inventory" in the Statement of Financial Condition.

R. SUBSEQUENT EVENT

On February 17, 2004, National City Corporation announced that it intended to acquire Provident Financial. National City is a financial holding company headquartered in Cleveland, Ohio. Pending regulatory approval, it is expected that the transaction will close by the end of the second quarter of 2004.

RED CAPITAL MARKETS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2003

Computation of Net Capital

Total ownership equity qualified for Net Capital		$ 50,523,754
Deductions and/or charges:		
Non-allowable assets		5,714,739
Net capital before haircuts on security positions		44,809,015
Haircuts on security positions:		
Trading and Investment Securities:		
US and Canadian government obligations		4,264,092
State and municipal government obligations		308,532
Contractual securities commitments		7,170,196
Options		40,500
Other securities		1,765,053
Total haircuts on security positions		13,548,373
Net Capital		$ 31,260,642

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 9,103,326	
Minimum dollar net capital requirement of reporting broker/dealer	250,000	
Net capital requirement		9,103,326
Excess net capital		$ 22,157,316

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$ 136,549,899
Deduct adjustment based upon deposits in special reserve bank accounts		-
Total Aggregate Indebtedness		$ 136,549,899
Ratio of aggregate indebtedness to net capital		4.37

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of January 27, 2004.

RED CAPITAL MARKETS, INC.

SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3
AS OF DECEMBER 31, 2003

COMPUTATION OF RESERVE REQUIREMENTS

Total Credit Balances	$ 143,663
Total Debit Balances	$ -
Excess of Total Credits Over Total Debits	$ 143,663
Reserve requirements (at 105%)	$ 150,846

RED CAPITAL MARKETS, INC.

SCHEDULE III
RECONCILIATION OF COMPUTATION OF RESERVE REQUIREMENTS
AS OF DECEMBER 31, 2003

Per Focus Report X-17a-5
filed January 27, 2004

Excess of Total Credits Over Total Debits	$ 143,663
Reserve Requirements (at 105%)	$ 150,846
Amount on Deposit	$ 3,032,014

There are no material differences from the Company's computation and that presented on the Focus Report X-17a-5, as filed January 27, 2004.

RED CAPITAL MARKETS, INC.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2003

The market valuation and number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
Number of items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
Number of items	None

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

Board of Directors and Shareholder
Red Capital Markets, Inc.

In planning and performing our audit of the consolidated financial statements of Red Capital Markets, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Columbus, Ohio
February 21, 2004